SembCorp
Industries

Rule 12g3-2(b) File No. 825109

24 December 2002

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Mary

f Linda Hoon (Ms)
Group Company Secretary

Enclosure

dlw 1/14

9 Bishan Place #08-00 Junction 8 Singapore 579837
Tel: (65) 6356 3119 Fax: (65) 6352 2583 Website: http://www.sembcorp.com.sg

SEMBCORP INDUSTRIES LTD

Disposal Of Entire Shareholding in Chong Qing Zhong Xin Garden City Hotel

Pursuant to Rule 704(16)(c) of the Listing Manual of Singapore Exchange Securities Trading Limited, SembCorp Industries wishes to announce that its wholly owned subsidiary, Singapore Technologies Industrial Corporation Ltd, has entered into a conditional Sale and Purchase Agreement to dispose of its entire 65 per cent shareholding in Chong Qing Zhong Xin Garden City Hotel to Sichuan Exhibition Center and MecBonn Engineering Pte Ltd for a consideration of RMB 15,861,000.

The disposal is subject to approval by the relevant Chinese authorities, which is expected to be received in March 2003.

BY ORDER OF THE BOARD

Linda Hoon Siew Kin

Group Company Secretary

December 24, 2002

For media and analyst enquiries, please contact :

Ms Beverley Wong
Executive
Group Corporate Relations
SembCorp Industries

Tel : 63579153
Fax : 63522163
Email : beverley.wong@sembcorp.com.sg

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 24/12/2002 to the SGX